767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

January 4, 2022

VIA EDGAR TRANSMISSION

Susan Block

Staff Attorney

Office of Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	TPG Partners, LLC

Registration Statement on Form S-1

Filed on December 16, 2021

File No. 333-261681

Dear Ms. Block:

On behalf of our client, TPG Partners, LLC, a Delaware limited liability company (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated January 3, 2022. In connection with such responses, the Company will be filing, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (File No. 333-261681) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Registration Statement on Form S-1 filed on December 16, 2021

Prospectus Summary, page 1

1.

Please refer to the IRR chart on page 3. Please include definitions of IRR, Gross IRR and Net IRR to accompany this chart. In a footnote to the chart, please also disclose that Gross MoM and Investor Net MoM are also discussed under “Management’s Discussion and Analysis of of Financial Results of Operation—Operating Metrics—Fund Performance Metrics.”

Ms. Block Securities and Exchange Commission January 4, 2022

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 206 and 219 to clarify that the chart on pages 3, 206 and 219 presents both Gross IRR and Net IRR, to include the definitions of “Gross IRR” and “Net IRR” and to disclose that Gross MoM and Investor Net MoM are also presented under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Metrics—Fund Performance Metrics.” As the disclosure is limited to presentations of Gross IRR or Net IRR, for which definitions are now included, the Company has not included a separate definition of “IRR.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Fund Performance Metrics, page 183

2.

We note the table reflecting the performance of your funds includes Gross MoM, but does not include Investor Net MoM. Footnote 9 to the table discusses Investor Net MoM but does not appear to correspond with a value in the chart. We further note the disclosure in footnote 7 to the chart that Gross IRR and Gross MoM are calculated adjusting Net IRR and Investor Net MoM. Please provide the Investor Net MoM calculation in the table or in the footnote to the table, or advise.

The Company respectfully acknowledges the Staff’s comment and has revised the table on pages 190 and 191 to include the Investor Net MoM calculation.

Ms. Block Securities and Exchange Commission January 4, 2022

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8050.

Sincerely yours,

/s/ Michael B. Hickey
Michael B. Hickey Weil, Gotshal & Manges LLP

cc:	Jon Winkelried

Chief Executive Officer

TPG Partners, LLC

Bradford Berenson

General Counsel

TPG Partners, LLC